EXHIBIT 4.1

List of Natural Persons Receiving Shares and Description of Services Performed

In partial payment for legal services rendered by Hank Vanderkam of Vanderkam & Sanders from November 2000 through June 30, 2002, and the registration of 2,000,000 shares of the company's common stock previously issued to Hank Vanderkam.